SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 05, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated May 5, 2005, regarding Ericsson streamlining its CDMA business unit to leverage organizational synergies

Press Release May 4, 2005

Ericsson to further streamline its CDMA business unit to leverage organizational synergies

Ericsson has announced plans to simplify its Mobile Systems CDMA unit organization for improved efficiency.

Based on previously announced commonality across its technology platforms, Ericsson will streamline its organization to maintain industry leading efficiency and productivity within its operations.

Business Unit Mobile Systems CDMA has its administrative headquarters in San Diego, California. Following the reorganization, the CDMA business unit will further leverage Ericsson’s global organizational structure by transitioning responsibilities, which today are handled in San Diego, to other operations.

As a consequence of streamlining the organization, CDMA operations in San Diego will be significantly reduced and the headquarter operations will eventually be closed. Ericsson estimates that approximately 250 employees will be made redundant over the next 6-9 months.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT:

Media:

Pia Gideon, Vice President, Market & External Relations

Ericsson Group Function Communications

Phone: +46 8 719 28 64, +46 8 719 6992

E-mail: press.relations@ericsson.com

Kathy Egan, Vice President, Ericsson Inc., Corporate Communications

Phone: +1 212 843 8422

E-mail: kathy.egan@ericsso.com

Investors:

Gary Pinkham, Vice President, Investor Relations

Ericsson Group Function Communication

Telefon: +46 8 719 00 00

E-mail: investor.relations.se@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: May 05, 2005